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                               August 13, 2020

       David Boris
       Co-Chief Executive Officer
       Forum Merger III Corporation
       1615 South Congress Avenue, Suite 103
       Delray Beach, FL 33445

                                                        Re: Forum Merger III
Corporation
                                                            Pre-effective
Amendment 1 to Registration Statement on Form S-1
                                                            Filed August 7,
2020
                                                            File No. 333-240171

       Dear Mr. Boris:

              We have reviewed your amended registration statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information that you provide in response to the comment, we may have additional comments.

       Pre-effective Amendment 1 to Registration Statement on Form S-1 filed August 7, 2020

       Exhibit 3.3
       Second Amended and Restated Certificate of Incorporation
       Article XII, Section 12.1, page 10

   1. The exclusive forum provision in Article XII, Section 12.1 of the second amended and restated certificate of
incorporation filed as Exhibit 3.3 is inconsistent with the disclosure under "Exclusive forum
for certain lawsuits" on page 128 of the registration statement on
                                                        Form S-1 filed July 29,
2020. More specifically, the provision does not include the
                                                        exception for any
action arising under the Securities Act. Please reconcile the disclosures.

              You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Jean C. Yu,
       Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the
 David Boris
Forum Merger III Corporation
August 13, 2020
Page 2

financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Boris
                                                           Division of
Corporation Finance
Comapany NameForum Merger III Corporation
                                                           Office of
Manufacturing
August 13, 2020 Page 2
cc:       Joel L. Rubinstein, Esq.
FirstName LastName